Re: GOLD BULLION ACQUISITION, INC.

Registration Statement Form 10

Filed October 9, 2012

File No. 0-54822

November 5,2012

To: UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

The company, (Gold Bullion Acquisition, Inc.) is responsible for the adequacy and accuracy of the disclosure in this filing. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company (Gold Bullion Acquisition, Inc.) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey DeNunzio

Jeffrey DeNunzio

President & CEO